Daniel P. Penberthy
Executive vice President
dpenberthy@randcapital.com

Since 1969	2200 Rand Building / Buffalo, New York 14203 / Tel: 716.853.0802 Fax: 716.854.8480
March 31, 2009
Mr. James O’Conner
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4041

REF:	Rand Capital Corporation
File Number 811-01825
Dear Mr. O’Conner:
In response to your comments on Rand’s Preliminary Proxy Statement, we have modified the proxy statement as follows:
1) SEC Comment: Rand should provide information regarding the maximum shareholder dilution that will be permitted by any offering.
Rand Response: We have added the following disclosure to our 2009 Proxy Statement:
“Rand will not sell shares under an offering if the cumulative dilution of the Corporation’s NAV per share under the offering exceeds 15%. This would be measured separately for each offering by multiplying the difference between the most recently calculated NAV per share prior to such offering and the public offering price in such offering, times the number of shares sold in the offering, and then dividing the sum of such amounts for all such offerings by the aggregate NAV of Rand’s outstanding common shares determined prior to the first such offering.”
“Sales by us of our common stock at a discount from NAV pose potential risks for our existing stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering.”
2) SEC Comment: Rand should add an appropriate disclosure stating that it will cease its stock offering if subsequent information is identified that would make Rand’s financial statements or offering documents misleading to investors.
Rand Response: We have added the following disclosure to our 2009 Proxy Statement:
NASDAQ-RAND

Mr. James O’Conner
U.S. Securities and Exchange Commission
March 31, 2009
Page -2-
“Rand will immediately stop selling, ceasing its proposed stock offering activities, if subsequent information is identified that would cause Rand’s financial statements or offering documents to be misleading to investors. Rand will also file a post-effective amendment or other required documents with the SEC, in addition to amending its offering documents to reflect the material changes that are identified.”
3) SEC Comment: Rand should add an appropriate disclosure stating that it will cease its stock offering if Rand receives, or anticipates receiving, a qualified opinion on its financial statements.
Rand Response: We have added the following disclosure to our 2009 Proxy Statement:
“Rand will immediately stop selling, ceasing its proposed stock offering activities, if the Corporation receives, or anticipates receiving, a going-concern, qualified, or other adverse opinion on its financial statements, based upon which we are selling securities. Rand will also then file a post-effective amendment or other required documents with the SEC, in addition to amending its offering documents to reflect such events.
4) SEC Comment: Rand should state whether or not the proceeds from the offering will be used to pay off outstanding debt.
Rand Response: We have added the following disclosure to our 2009 Proxy Statement:
“We intend to use the proceeds of any stock offering by the Corporation to which this authorization applies to fund growth in our investments and operating expenses of the Corporation. We do not intend to use the proceeds to repay of any outstanding debt of the Corporation.”
5) SEC Comment: Rand should include a table in its proxy and offering documents which provides examples of the dilutive effect of the issuance of shares below net asset value.
Rand Response: We have added the following tabular disclosure to our 2009 Proxy Statement which provides three examples of the dilutive effect of the issuance of shares below net asset value at a 5% offering and 5% discount; 10% offering and 10% discount; and a 20% offering and 20% discount.
Impact on Existing Stockholders Who Do Not Participate in the Offering Resulting from the Dilutive Effect of the Issuance of Shares Below Net Asset Value
     Our existing stockholders who do not participate in an offering below Net Asset Value (NAV) per share or who do not buy additional shares in the secondary market at the same or lower price we obtain in the offering (after expenses and commissions) face the greatest potential dilution. These stockholders will experience an immediate decrease (often called

Mr. James O’Conner
U.S. Securities and Exchange Commission
March 31, 2009
Page -3-
dilution) in the NAV of the shares they hold and their NAV per share. These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we will experience in our assets, potential earning power and voting interests due to the offering. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increases.
     The following table illustrates the level of net asset value dilution that would be experienced by a nonparticipating stockholder in three different hypothetical offerings of different sizes and levels of discount from net asset value per share, although it is not possible to predict the level of market price decline that may occur. Actual sales prices, discounts, expenses and commissions (if any) may differ from the presentation below.
     The example assumes that the issuer has 5,700,000 common shares outstanding, $32,000,000 in total assets and $12,000,000 in total liabilities. The current NAV and NAV per share under this example are $20,000,000 and $3.51 respectively.
The chart illustrates the dilutive effect on nonparticipating Stockholder A of:
1. an offering of 285,000 shares (5% of the outstanding shares) at $3.33 per share after offering expenses and commission (a 5% discount from NAV).
2. an offering of 570,000 shares (10% of the outstanding shares) at $3.16 per share after offering expenses and commission (a 10% discount from NAV).
3. an offering of 1,140,000 shares (20% of the outstanding shares) at $2.81 per share after offering expenses and commission (a 20% discount from NAV).

Mr. James O’Conner
U.S. Securities and Exchange Commission
March 31, 2009
Page -4-

	Prior to
	Sale	Example 1		Example 2		Example 3
	Below	5% Offering at		10% Offering at		20% Offering at
	NAV	5% Discount		10% Discount		20% Discount
		% Change		% Change		% Change
Offering Price
Price per Share to Public		$3.51		$3.33		$2.96
Net Proceeds per Share to Issuer		$3.33		$3.16		$2.81

Decrease to NAV
Total Shares Outstanding	5,700,000	5,985,000	5.00%	6,270,000	10.00%	6,840,000	20.00%
Decrease to NAV per Share after Offering		$(0.01)		$(0.03)		$(0.12)
NAV Per Share	$3.51	$3.50	-0.24%	$3.48	-0.91%	$3.39	-3.32%

Dilution to Nonparticipating Stockholder
Shares Held by Stockholder A	20,000	20,000	0.00%	20,000	0.00%	20,000	0.00%
Percentage Held by Stockholder A	0.351%	0.334%	-4.76%	0.319%	-9.09%	0.292%	-16.67%

Total Asset Values
Total NAV Held by Stockholder A	$70,200	$70,029	-0.24%	$69,564	-0.91%	$67,867	-3.32%

Total Investment by Stockholder A (Assumed to be $3.51 per share)	$70,200	$70,200		$70,200		$70,200

Total Dilution to Stockholder A (Total NAV less Total Investment)		$(171)		$(636)		$(2,333)

Per Share Amounts
NAV per Share Held by Stockholder A		$3.50		$3.48		$3.39
Investment per Share Held by Stockholder A (Assumed to be $3.51 per Share or Shares Held Prior to Sale)	$3.51	$3.51	0.00%	$3.51	0.00%	$3.51	0.00%

Dilution per Share Held by Stockholder A (NAV per Share Less Investment per Share)		$(0.01)		$(0.03)		$(0.12)

Percentage Dilution to Stockholder A (NAV Dilution per Share Divided by Investment per Share)			-0.24%		-0.91%		-3.32%
NOTE: Amounts in Table have been rounded off.
If you have further questions, please feel free to contact me.
/s/ Daniel P. Penberthy
Daniel P. Penberthy
Rand Capital Corporation